c/o Zhejiang Tantech Bamboo Technology Co., Ltd ♦ No. 10 Cen Shan Road, Shuige Industrial Zone ♦

Lishui City, Zhejiang Province ♦ People’s Republic of China ♦ Phone: +86-578-226-2305

September 7, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F. Street, N.E.

Washington, D.C. 20549

Re:	TANTECH HOLDINGS LTD
Registration Statement on Form F-3
Filed August 30, 2023
File No.: 333-274274

Dear Ms. Schwartz:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Tantech Holdings Ltd hereby requests the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form F-3 to become effective on September 11, at 4:00 PM Eastern Time, or as soon thereafter as is practicable.

Please feel free to direct any questions or comments concerning this request to our U.S. legal counsel, Anthony W. Basch.

Sincerely,

/s/ Wangfeng Yan
Wangfeng Yan
Chief Executive Officer